Exhibit A

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer during the past 60 days:

Date of Transaction	Transaction Type (Option Grant)	Shares	Exercise Price
12/23/2018	Option Grant	15,000	$1.71
1/21/2019	Option Grant	25,000	$2.37